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                             December 13, 2021

       David Sealock
       Chief Executive Officer
       Sky Quarry Inc.
       136 East South Temple, Suite 1400
       Salt Lake City, UT 84111

                                                        Re: Sky Quarry Inc.
                                                            Offering Statement
on Form 1-A POS
                                                            Filed November 15,
2021
                                                            File No. 024-11574

       Dear Mr. Sealock:

              We have reviewed your amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed November 15, 2021 and Form 1-A POS filed November 16, 2021

       Plan of Distribution, page 31

   1. You suggest that to subscribe for the common stock in this offering, an investor should go to
www.equifund.com/skyquarry and click on the    Invest Now    button. The
exclusive
                                                        investor deck at that
location contains "consolidated pro forma financial projections" that present net revenues
from FY2022 to FY2026 of $6.5 million to $49.6 million. These numbers appear to
reflect a substantial difference from the revenues shown in your Form
                                                        1-A for the most recent
fiscal periods.

                                                        Please explain to us in
your letter of response how you determined projections for the respective periods.
Also explain why you believe that the underlying assumptions built into these projections
are reasonable. To the extent these projections are based on contracts that have
been negotiated or are in negotiation, clarify this in your
                                                        disclosure. We also
note claims made at www.equifund.com that the company can recycle
 David Sealock
Sky Quarry Inc.
December 13, 2021
Page 2
       asphalt shingles and produce a barrel of recycled oil for zero net cost, but there is no clear explanation of the basis for those assertions. Please refer to Part II
(b) of Form 1-A, and
       see Securities Act Rule 175.
General

2.     Please update your financial statements in accordance with paragraphs
(b) and (c) of Form
       1-A, Part F/S. Also revise to provide corresponding, updated MD&A in your offering circular.
3. We note the Digital Offering engagement letter amendments filed as exhibits with your
       November 15, 2021 and November 16, 2021 1-A post-effective amendments. Please revise your Part II information to reflect the revised terms of these amendments.
4. Please identify Digital Offering as an underwriter. In the alternative, provide your analysis as to why Digital Offering should not be identified as an underwriter.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or in his absence,
Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                              Sincerely,
FirstName LastNameDavid Sealock
                                                              Division of
Corporation Finance
Comapany NameSky Quarry Inc.
                                                              Office of Energy
& Transportation
December 13, 2021 Page 2
cc:       William Hart, Esq.
FirstName LastName